Exhibit 99.1

Cash Store Financial provides preliminary guidance on first quarter financial results and responds to short seller's allegations

EDMONTON, Jan. 24, 2012 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF) (NYSE: CSFS) provides the following preliminary guidance on estimated financial results for the three months ended December 31, 2011.  Our financial results for the three months ended December 31, 2011, have not yet been finalized and are subject to change.  Further, the Company's auditors have not reviewed the estimated financial results included in the press release.

Preliminary guidance

All figures are expressed in Canadian dollars.  The Company added 11 new branches, all in the United Kingdom, during the quarter ended December 31, 2011.

For the three months ended December 31, 2011:

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Revenue is estimated to have been in the range of $45.0 - $46.0 million, down from $47.2 million for the quarter ended September 30, 2011, and down from $47.7 million for the same period in the prior year.

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Loan fees are estimated to have been in the range of $32.0 - $33.0 million down from $33.6 million for the quarter ended September 30, 2011, and down from $36.3 million for the same period in the prior year.

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Other revenue is estimated to have been in the range of $12.0 - $13.0 million, down from $13.6 million for the quarter ended September 30, 2011, and up from $11.4 million for the same period in the prior year.

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Loan volumes are estimated to have been in the range of $198.0 - $200.0 million, down from $201.7 million for the quarter ended September 30, 2011, and down from $216.3 million for the same period in the prior year.

In addition, Adjusted EBITDA (a non-GAAP measure defined below) for the three months ended December 31, 2011 is estimated to have been between $9.0 million and $10.0 million, compared to $11.3 million for the quarter ended September 30, 2011 and $13.0 million for the same period in the prior year. The sequential decline in Adjusted EBITDA compared to the quarter ended September 30, 2011 is primarily due to a decrease in overall revenue in Canada and increased costs associated with expansion in the United Kingdom. The year-over-year decline in Adjusted EBITDA is a result of lower loan volumes in Canada, costs associated with the United Kingdom expansion, additional investment in the collection system infrastructure and the roll-out of new credit products.

Response to Short Seller

The Company also announced that the Board of Directors of the Company recently received a letter from a self-described short seller.    The letter alleges that the Company is in violation of payday loan regulations in the Province of Ontario and that, as a result, the Company's existing public reports are not accurate. After reviewing the allegations, the Company believes that it is in compliance with applicable regulations in the Province of Ontario in all material respects. The Company suspects that the letter is the commencement of an opportunistic attack on the Company by a short seller, designed to disrupt the Company's previously announced private offering of senior secured notes. The Company will vigorously defend itself against the short-seller's self-interested and misleading attacks.

About Cash Store Financial

Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 573 branches across Canada under the banners:  Cash Store Financial and Instaloans. Cash Store Financial also operates 23 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers and lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Adjusted EBITDA is not determined in accordance with United States generally accepted accounting principles ("U.S. GAAP") or International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, does not have a standardized meaning and may not be comparable to similar measures presented by other companies. Although Adjusted EBITDA, which we define as net income plus provision for income taxes, interest expense, amortization of capital assets/depreciation of property and equipment, amortization of intangible assets, stock based compensation, class action settlements and the annual return component of retention payments, does not have a standardized meaning prescribed by U.S. GAAP or IFRS, we believe it may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation from or as an alternative to operating income, cash provided from operating activities or other income or cash flow data prepared in accordance with U.S. GAAP or IFRS.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our financial results for the quarter ended December 31, 2011, our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our financial results for the quarter ended December 31, 2011 and may contain, without limitation, forward looking information in connection with the Cash Store Financial's goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the notes referred to above, nor shall there be any offer or sale of such notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The offer and sale of such notes will not be registered under the U.S. Securities Act and such notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

%CIK: 0001490658

For further information:
Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy Bland, Chief Financial Officer, (780) 732-5683.

CO: The Cash Store Financial Services Inc.

CNW 08:30e 24-JAN-12